Contact:
Jonathan Burgin
CFO
(972) 3-645-5004
jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ANNOUNCES SECOND QUARTER RESULTS
- Positive Momentum: Revenues Up 30% & Net Loss Down 43% Compared to Q1 2009;
Breakeven Cash Flow From Operating Activities; Continued Strong Backlog -

TEL-AVIV, Israel – July 27, 2009— RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its unaudited financial results for the second quarter and six months ended June 30, 2009.

Financial Results for the Second Quarter
Revenues for the second quarter of 2009 were $2.6 million, up 30% compared with $2.0 million for the first quarter of 2009. Revenues for the second quarter of 2008 were $3.7 million. The period’s  cash flow from operating activities, which do not include loan principal repayments made during the quarter, was $46,000. This is a significant improvement compared to the second quarter of 2008, during which the Company burned $1,319,000. Loan principal repayments made during the quarter totaled $667,000.

Net loss for the quarter according to U.S. generally accepted accounting principles (GAAP) declined by 43% to $(856,000), or $(0.17) per ordinary share (basic and diluted) compared to $(1.5) million, or $(0.30) per ordinary share (basic and diluted), for the first quarter of 2009. This is a 53% reduction compared to the net loss of $(1.8) million, or $(0.37) per ordinary share (basic and diluted), recorded in the second quarter of 2008. The decrease in net loss reflects cost-cutting programs implemented in 2008, together with the quarter’s higher sales as compared with the first quarter of 2009.

Net loss according to GAAP for all quarters included non-cash share-based compensation expense taken in respect of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This share-based compensation expense totaled $73,000 for the second quarter of 2009, $87,000 for the first quarter of 2009 and $145,000 for the second quarter of 2008. To provide investors with insight into the Company’s underlying operating results, results are also being presented on a non-GAAP basis excluding share-based compensation from all periods. According to this non-GAAP basis, net loss for the second quarer of 2009 was $(783,000), or $(0.15) per ordinary share (basic and diluted), compared with $(1.4 million), or $(0.28) per ordinary share (basic and diluted), for the first quarter of 2009, and $(1.7) million, or $(0.34) per ordinary share (basic and diluted), for the second quarter of 2008.

Comments of Management

Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “We are pleased to report that the second quarter was a period of significant positive momentum, as demonstrated by the 30% sequential revenue growth and 43% reduction in net loss that we have achieved as compared with the first quarter of 2009, enabling us to achieve breakeven cash flow from operating activities. These encouraging results, together with the healthy backlog that we have created over the past year, demonstrate the Company’s fundamental strength and the success of a strategy focused on customer satisfaction and minimizing our expenses. We continue to see significant opportunities in developing regions – especially Latin America and Asia – and these areas are contributing the majority of our sales. To build the Company to the next level, we continue our work to transform opportunities into new business, to realize the revenues from the significant deals in our backlog, and to maintain close control of all expenses.”

Financial Results for the First Half

Revenues for the first six months of 2009 were $4.6 million compared with $8.2 million for the first half of 2008. On an operating basis, the Company generated positive cash flow from operating activities of $1.1 million during the first half of 2009, which does not include loan principal repayments of $0.7 million, compared to a cash burn of $3.1 million during the first half of 2008.

Despite the reduction in sales, the Company succeeded in reducing its net loss for the period by 12% to $(2.4) million, or $(0.46) per ordinary share (basic and diluted), compared with $(2.7) million, or $(0.55) per ordinary share (basic and diluted), for the first half of 2008.

The Company has also presented its net results on a non-GAAP basis excluding share-based compensation, which totaled $160,000 for the first half of 2009 and $302,000 for the first half of 2008. On such non-GAAP basis, net loss for the first six months of 2009 was $(2.2) million, or $(0.43) per ordinary share (basic and diluted), a decrease of 8% compared with $(2.4) million, or $(0.49) per ordinary share (basic and diluted), for the first half of 2008.

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Non-GAAP Information

Certain non-GAAP financial measures are included in this press release.  These non-GAAP financial measures are provided to enhance the user's overall understanding of our financial performance.  By excluding non-cash equity based compensation that has been expensed in accordance with SFAS 123R, our non-GAAP results provide information to both management and investors that is useful in assessing RADCOM’s core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period.  These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

About RADCOM
RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2009[a]	2008[b]	2009[c]	2008[d]
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$2,608	$3,728	$4,626	$8,246
Cost of sales	1,052	1,694	1,842	3,243
Gross profit	1,556	2,034	2,784	5,003

Research and development, gross	1,048	1,834	2,110	3,647
Less - royalty-bearing participation	385	571	785	1,113
Research and development, net	663	1,263	1,325	2,534

Sales and marketing	1,428	1,908	2,942	3,951
General and administrative	416	628	832	1,247
Total operating expenses	2,507	3,799	5,099	7,732

Operating loss	(951)	(1,765)	(2,315)	(2,729)
Financing income (loss), net	95	(69)	(42)	40

Net loss	(856)	(1,834)	(2,357)	(2,689)
Basic net loss per ordinary share	$(0.17)	$(0.37)	$(0.46)	$(0.55)
Diluted net loss per ordinary share	$(0.17)	$(0.37)	$(0.46)	$(0.55)
Weighted average number of ordinary shares used in computing basic net loss per ordinary share	5,081,426	5,019,696	5,081,426	4,884,336
Weighted average number of ordinary shares used in computing diluted net loss per ordinary share	5,081,426	5,019,696	5,081,426	4,884,336

Note a:  The Company’s results for the second quarter of 2009 according to U.S. GAAP include non-cash share-based compensation expense of $73,000 allocated as follows: $3,000 to cost of sales, $19,000 to research and development, $25,000 to sales and marketing and $26,000 to general and administrative.

Note b: The Company’s results for the second quarter of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $145,000 allocated as follows: $6,000 to cost of sales, $30,000 to research and development, $44,000 to sales and marketing and $65,000 to general and administrative.

Note c: The Company’s results for the first half of 2009 according to U.S. GAAP include non-cash share-based compensation expense of $160,000 allocated as follows: $6,000 to cost of sales, $42,000 to research and development, $56,000 to sales and marketing and $56,000 to general and administrative.

Note d:  The Company’s results for the first half of 2008 according to U.S. GAAP include non-cash share-based compensation expense of $302,000 allocated as follows: $12,000 to cost of sales, $59,000 to research and development, $92,000 to sales and marketing and $139,000 to general and administrative.

RADCOM Ltd.
Consolidated Balance Sheets
(1000's of U.S. dollars)

	As of	As of
	June 30, 2009	December 31, 2008
	(unaudited)	(unaudited)
Current Assets
Cash and cash equivalents	3,918	3,513
Trade receivables, net	3,560	7,118
Inventories	2,744	2,752
Other current assets	550	973

Total Current Assets	10,772	14,356

Assets held for severance benefits	2,200	2,496

Property and equipment, net	776	989

Total Assets	13,748	17,841

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,598	2,121
Current deferred revenue	1,178	1,057
Current maturities of long-term venture loan	1,000	1,167
Other payables and accrued expenses	3,747	3,817
Total Current Liabilities	7,523	8,162

Long-Term Liabilities
Long-term deferred revenue	167	277
Venture loan Less - current maturities	609	1,152
Liability for employees’ severance pay benefits	2,695	3,265
Total Long-Term Liabilities	3,471	4,694

Total Liabilities	10,994	12,856

Shareholders' Equity
Share capital	176	176
Additional paid-in capital	51,367	51,474
Accumulated deficit	(48,789)	(46,665)
Total Shareholders' Equity	2,754	4,985

Total Liabilities and Shareholders' Equity	13,748	17,841